FIRST AMENDMENT TO BY-LAW NO. 1

Dated April 11, 2006

By-law No. 1 of the Company is hereby amended by:

1.

Deleting the phrase “of whom a majority shall be resident Canadians and” in section 2.1, so that such section now reads as follows:

“2.1

Number.  The number of directors shall, subject to the articles of the Corporation and any unanimous shareholder agreement, be fixed by the directors or if not so fixed, shall be the number of directors elected or continued as directors at the immediately preceding annual meeting of the Corporation.  The business and affairs of the Corporation shall be managed by a board of directors of whom, if any of the issued securities of the Corporation are or were a part of a distribution to the public, at least two shall not be officers or employees of the Corporation or any affiliate of the Corporation.”

2.

Deleting the second sentence of section 2.15, so that such section now reads as follows:

“2.15

Committee of Directors.  The directors may appoint from among their number a committee of directors and subject to the Act may delegate to such committee any of the powers of the directors.”

Amendment passed by the Directors, April 11, 2006.

Amendment confirmed by the shareholders, May 17, 2006.

/s/ Nancy Glaister

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Corporate Secretary